UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                          Commission File No. 000-30075

                              COMPLETEL EUROPE N.V.

                           Blaak 16, 3011 TA Rotterdam
                                 The Netherlands

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F  X               Form 40-F
                       ---                        ---

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                          No  X
                       ---                         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1 "Jerome de Vitry, President and CEO, Alexandre Westphalen, Chief Financial Officer, Invite You to Participate in Completel Europe N.V. 2nd Quarter 2003 Earnings Release Conference Call", dated July 18, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Completel Europe N.V.
                                                (Registrant)



Date:  July 18, 2003                        By:  /s/ Jerome de Vitry
                                                 ------------------------
                                                  Jerome de Vitry
                                                  President and
                                                  Chief Executive Officer